THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealers, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in New World Development Company Limited, you should at once hand this circular to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever a[illegible] the whole or any part of the contents of this circular.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)



DISCLOSEABLE TRANSACTION

Disposal of 31.4% interest in and loans to Asia Container Terminals Holdings Limited and the entire issued share capital of Keen Sales Limited

21 March 2005

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"ACT"	Asia Container Terminals Limited, a company incorporated in Hong Kong with limited liability, a wholly owned subsidiary of ACTH
"ACTH"	Asia Container Terminals Holdings Limited, a company incorporated under the laws of the Cayman Islands with limited liability, being a joint venture company owned as to 31.4% by Sunmall and 68.6% by CSXWT 8
"ACTH Group"	ACTH, and its subsidiaries (including ACT)
"ATL"	ATL Logistics Centre Hong Kong Limited, a company incorporated in Hong Kong, in which Hetro has a direct shareholding of 39% and an indirect 16.67% attributable interest
"Board"	the board of directors of the Company
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Sunmall Share Sale Agreement or the Hetro Share Sale Agreement (as the case may be) in accordance with the terms thereof
"CSXWT 8"	CSXWT Terminal 8 Limited, a company incorporated in the British Virgin Islands with limited liability, which is owned as to 66.66% by CSX World Terminals Infrastructure Limited (an independent third party to the Company) and 33.34% by RCL
"CSXWTHK"	CSX World Terminals Hong Kong Limited, a company incorporated in Hong Kong
"CT3"	a one-berth container terminal at Container Terminal No. 3 at Kwai Chung, Hong Kong currently operated by CSXWTHK
"CT8W"	a two-berth container terminal at Container Terminal No. 8 West at Kwai Chung, Hong Kong currently operated by ACT after the berth swap arrangement for ACT's interests in Container Terminal No. 9
"Disposals"	the disposals of the Sale Shares, the Shareholder Loans and the entire issued share capital of KSL
"Facility Agreement"	the facility agreement dated 13 November 2001 entered into between ACT (as borrower), Societe Generale Asia Limited (as facility agent) and the lenders named therein, as amended and supplemented from time to time
"Group"	collectively, the Company and its subsidiaries

"Hetro"	Hetro Limited, a company incorporated in the British Virgin Islands, an indirect wholly owned subsidiary of NWSH
"Hetro Share Sale Agreement"	the share sale agreement entered into between NWSH, Hetro and the Purchaser on 4 February 2005 in relation to the sale of the entire issued share capital of KSL
"KSL"	Keen Sales Limited, a company incorporated in Hong Kong with limited liability, a wholly owned subsidiary of Hetro. KSL holds 33.34% indirect interest in CSXWTHK which, in turn, directly holds 100% interest in CSXWT 8 and 50% interest in ATL
"Latest Practicable Date"	15 March 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as contained in Appendix 10 to the Listing Rules
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"NWSH Board"	the board of directors of NWSH
"NWSH Group"	collectively, NWSH and its subsidiaries
"PRC"	The People's Republic of China
"Prescribed Period"	the period commencing from 4 February 2005, being the date on which notice is given by Sunmall to ACTH that it intends to dispose of the Sale Shares and expiring one month after that date
"Purchaser"	PSA International Pte Ltd, a company incorporated in Singapore with limited liability
"RCL"	Ready City Limited, a company incorporated in Hong Kong with limited liability, in which KSL holds 100% beneficial interest
"Sale Shares"	314 ordinary shares in the capital of ACTH, representing 31.4% of the issued share capital of ACTH, being the entire interest currently held by Sunmall in ACTH
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder Loans"	the amounts due and owing from ACTH to Sunmall as at the close of business on the date of Completion of the Sunmall Share Sale Agreement in respect of all the loans made by Sunmall to ACTH

"Shareholders' Agreement"	the shareholders' agreement dated 3 December 1998 relating to ACTH entered into among the shareholders of ACTH, including any deed of accession relating thereto, as amended, novated and supplemented from time to time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiaries"	has the meaning ascribed to it under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Sunmall"	Sunmall Limited, a company incorporated in Hong Kong with limited liability, an indirect wholly owned subsidiary of NWSH
"Sunmall Share Sale Agreement"	the share sale agreement entered into on 4 February 2005 between NWSH, Sunmall and the Purchaser in relation to the sale of the Sale Shares and the Shareholder Loans to the Purchaser
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet
"Trust Deed"	the deed of trust entered into on 21 February 2005 in relation to the economic benefit, rights, beneficial title, interests in and obligations to the indirect 16.67% interest in ATL to be entered into, among others, Hetro, KSL and the Purchaser upon Completion of the Hetro Share Sale Agreement



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

Executive Directors:
Dato' Dr. Cheng Yu Tung
Dr. Cheng Kar Shun, Henry
Dr. Sin Wai Kin, David
Mr. Liang Chong Hou, David
Mr. Leung Chi Kin, Stewart

Non-executive Directors:
Mr. Cheng Yue Pui
Mr. Cheng Kar Shing, Peter
Mr. Chow Kwai Cheung
Mr. Ho Hau Hay, Hamilton
Mr. Liang Cheung Biu, Thomas

Independent Non-executive Directors
Lord Sandberg, Michael
Mr. Yeung Ping Leung, Howard
Dr. Cha Mou Sing, Payson, JP *(alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor)*
Mr. Lee Luen Wai, John, JP

Registered office:
30/F., New World Tower
18 Queen's Road Central
Hong Kong

21 March 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

Disposal of 31.4% interest in and loans to Asia Container Terminals Holdings Limited and the entire issued share capital of Keen Sales Limited

INTRODUCTION

Reference is made to the joint announcements made by NWSH and the Company dated 5 February 2005 and 28 February 2005 relating to, among other things, the entering into of the Disposals and the application to the Stock Exchange for an extension of time to publish this circular on or before 21 March 2005.

Pursuant to the Sunmall Share Sale Agreement, Sunmall agreed to sell and the Purchaser agreed to buy, subject to certain conditions, 31.4% interest in ACTH and the Shareholder Loans for a total consideration of HK$1.9 billion. In addition, pursuant to the Hetro Share Sale Agreement, Hetro agreed to sell and the Purchaser agreed to buy, subject to certain conditions, the entire issued share capital of KSL for a total consideration of HK$1.1 billion.

The Disposals constitute a discloseable transaction of the Company under the Listing Rules. The purpose of this circular is to provide you with further information regarding the Disposals.

To the best knowledge, information and belief of the Board, and having made all reasonable enquiries, the Purchaser and its holding company are third parties independent of the Company and any connected persons of the Company.

THE DISPOSALS

(i) Sunmall Share Sale Agreement

Date : 4 February 2005

Parties
Vendor : Sunmall
Purchaser : the Purchaser
Vendor's Guarantor : NWSH

Assets To Be Disposed Of

Pursuant to the Sunmall Share Sale Agreement, Sunmall agreed, subject to certain conditions, to sell and the Purchaser agreed to buy the Sale Shares and the Shareholder Loans.

The Sale Shares represent 31.4% of the total issued share capital of ACTH and, as at the date of Completion of the Sunmall Share Sale Agreement the Shareholder Loans amounted to approximately HK$264,819,765. ACTH is a joint venture company owned as to 31.4% by Sunmall and 68.6% by CSXWT 8. ACTH is an investment holding company and its wholly owned subsidiary, ACT, is engaged in the operation of CT8W.

Consideration

The consideration for the Sale Shares is HK$2,253. The consideration for the Shareholder Loans is HK$1,899,997,747. The total consideration of HK$1.9 billion will be payable in cash to Sunmall on Completion. The consideration was arrived at after arm's length negotiations between Sunmall and the Purchaser with reference to various factors including ACTH's carrying value in the NWSH Group and the relevant estimated expenses on this disposal, which will be in the amount of approximately HK$0.8 billion, and the market condition.

The Board expects that a gain in the amount of approximately HK$1.1 billion and HK$0.6 billion before and after minority interests respectively will accrue as a result of the disposal of the 31.4% interest in ACTH. The calculation of the gain is based on the consideration less ACTH's carrying value in the Group and relevant expenses. It is expected that the gain from the Disposals will enhance the financial position and reduce the gearing level of the Group.

Conditions

Completion of the Sunmall Share Sale Agreement is subject to and conditional upon the fulfillment of, inter alia, the following conditions precedent on or before 5 April 2005:

(1) Sunmall and NWSH having obtained all necessary consents, permissions and other approvals from the board of directors of Sunmall and NWSH which are necessary for the sale of the Sale Shares and the Shareholder Loans and such consents, permissions and other approvals remaining in full force and effect;

(2) Sunmall and NWSH having obtained all necessary consents, permissions and other approvals from the lenders for the sale of the Sale Shares and the Shareholder Loans and the substitution of the Purchaser for Sunmall and/or NWSH under the Facility Agreement and related documents and such consents, permissions and other approvals remaining in full force and effect;

(3) CSXWT 8 not having exercised its right as an existing shareholder in ACTH to acquire the Sale Shares and the Shareholder Loans pursuant to the Shareholders' Agreement on or before the expiry of the Prescribed Period or, alternatively, ACTH or CSXWT 8 has within the Prescribed Period given written notice to Sunmall that ACTH has no prospect of finding shareholder(s) to purchase all the Sale Shares and all the Shareholder Loans or that CSXWT 8 will not exercise its pre-emption right;

(4) the Purchaser having obtained all necessary consents, permissions and other approvals from the board of directors of the Purchaser which are necessary for the acquisition of the Sale Shares and the Shareholder Loans and such consents, permissions and other approvals remaining in full force and effect; and

(5) the Purchaser having obtained all necessary consents, permissions and other approvals from the lenders for the acquisition of the Sale Shares and the Shareholder Loans and the substitution of the Purchaser for Sunmall and/or NWSH under the Facility Agreement and related documents and such consents, permissions and other approvals remaining in full force and effect.

Pursuant to the condition referred to in (3) above, CSXWT 8 did not exercise its right of pre-emption within the Prescribed Period and Sunmall was informed of this formally on 1 March 2005. As at the Latest Practicable Date, the Sunmall Share Sale Agreement is not yet completed but it is expected to complete by the end of March 2005.

(ii) Hetro Share Sale Agreement

Date : 4 February 2005

Parties
Vendor : Hetro
Purchaser : the Purchaser
Vendor's Guarantor : NWSH

Assets To Be Disposed Of

Pursuant to the Hetro Share Sale Agreement, Hetro agreed, subject to certain conditions, to sell and the Purchaser agreed to buy the entire issued share capital of KSL. KSL will cease to be a subsidiary of the Company following Completion of the Hetro Share Sale Agreement.

Consideration

The consideration for the entire issued share capital of KSL is HK$1.1 billion. The consideration was paid in cash to Hetro on Completion. The consideration was arrived at after arm's length negotiations between Hetro and the Purchaser with reference to various factors including KSL's carrying value in the NWSH Group and the relevant estimated expenses on this disposal, which will be in the amount of approximately HK$0.4 billion and the market condition.

The Board expects that a gain in the amount of approximately HK$0.7 billion and HK$0.4 billion before and after minority interests respectively will accrue as a result of the disposal of the interests in KSL. The calculation of the gain is based on the consideration less KSL's carrying value in the Group and relevant expenses.

Conditions

Completion of the Hetro Share Sale Agreement is subject to and conditional upon the fulfillment of the following conditions precedent on or before the date of Completion of the Sunmall Share Sale Agreement, or the fourth business day following the expiry of the Prescribed Period, whichever is earlier:

(1) Hetro and NWSH having obtained all necessary consents, permissions from the board of directors of Hetro and NWSH which are necessary for the completion of the sale of the entire issued share capital of KSL and such consents, permissions and other approvals remaining in full force and effect; and

(2) the Purchaser having obtained all necessary consents, permissions and other approvals from the board of directors of the Purchaser which are necessary for the acquisition of the entire issued share capital of KSL and such consents, permissions and other approvals remaining in full force and effect.

The conditions have been satisfied and Completion has taken place on 21 February 2005. Upon Completion of the Hetro Share Sale Agreement, Hetro, KSL and the Purchaser entered into the Trust Deed pursuant to which KSL will (among other things) hold the beneficial title and interest in and to the indirect 16.67% attributable interest in ATL which is derived by virtue of KSL's 33.34% shareholding in CSXWTHK and CSXWTHK's 50% shareholding in ATL, for the benefit of Hetro as if such interests have been retained in their entirety by Hetro such that Hetro will continue to be entitled to all of the economic benefits, rights, beneficial title, interests and be liable for all the obligations, therein. The Trust Deed has been entered into at Completion of the Hetro Share Sale Agreement as Hetro wishes to retain the beneficial title and interest in its indirect 16.67% attributable interest in ATL.

(iii) Simplified Organisation Charts In Relation To The Disposals

Before Disposals


Company
approximately
54%
NWSH
100%
100%
Hetro
Sunmall
100%
KSL
*100%
RCL
33.34%
31.4%
CSXWTHK
100%
CSXWT 8
68.6%
ACTH
39%
50%
100%
ATL
ACT

* aggregation of direct and indirect shareholding interests

After Disposals


Company
approximately
54%
NWSH
100%
Hetro
**16.67%
39%
100%
ATL
Sunmall

** beneficial interest entitled under the Trust Deed

REASONS FOR THE DISPOSALS AND BENEFITS TO THE COMPANY

The investments made by the Group in CT3 and CT8W since 1991 and 1998, respectively were for long-term investment purpose, being part of the Group's strategy to expand into ports, warehousing and logistics industries. Pursuant to the reorganization of certain subsidiaries of the Group in 2003, the CT3 and CT8W projects have been undertaken by the NWSH Group. The Board concurs with the view of the NWSH Board that the unsolicited offer by the Purchaser with reference to the estimated gain arising from the Disposals which are mentioned above, to be exceptionally attractive and expects that the Disposals will result in a gain for the Group of approximately HK$1.8 billion and approximately HK$1.0 billion before and after minority interests respectively. The Group continues to retain an interest in the logistics industry by retaining an attributable 55.67% interests in ATL, by virtue of Hetro's 39% direct shareholding and its indirect 16.67% attributable interest. Since ATL will continue to be a jointly controlled entity of NWSH and the Company, NWSH and the Company will account for the results and reserves of ATL according to their respective interests in ATL.

The Board believes that the terms of the Disposals are fair and reasonable and in the interests of the shareholders of the Company.

USE OF PROCEEDS

The net proceeds from the Disposals are intended to be utilized to repay certain bank borrowings, to explore new investment opportunities and as general working capital of the NWSH Group. As at the Latest Practicable Date, the NWSH Group has not yet determined in which proportion the net proceeds from the Disposals should be applied to such intended uses. To the extent that the net proceeds received by the NWSH Group are not immediately applied for the above purposes, it is the present intention of the NWSH Board that they will be deposited with licensed banks in Hong Kong.

INFORMATION ON THE GROUP

The principal activities of the Group are property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and the PRC. The Company is the ultimate holding company of, among others, the NWSH Group.

BACKGROUND OF THE PURCHASER

The Purchaser is one of the leading port operators in the world. With flagship operations in Singapore and Belgium, the Purchaser operates an extensive global network of 16 port projects in 11 countries across Europe, India, China and East Asia. In 2004, the Purchaser handled more than 33 million TEUs of containers worldwide.

BACKGROUND INFORMATION OF ACTH AND KSL

ACTH was established in 1999. The ACTH Group is principally engaged in the operation of CT8W. The infrastructure and commissioning works for CT8W have been completed and CT8W has just commenced its business operation since the end of 2004. As of 31 December 2003, ACTH recorded an audited net deficit in asset value of HK$36.5 million. For the two years ended 31 December 2002 and 2003, ACTH recorded a loss of HK$9.3 million and HK$14.1 million respectively both before and after taxation and extraordinary items.

KSL was established in 1991. The principal activity of KSL is investment holding in CSXWTHK, in which KSL holds 33.34% interest, which in turn holds 100% interest in CSXWT 8 and 50% interest in ATL. CSXWTHK is currently the operator of CT3 and ATL's principal business includes operation of cargo handling and storage facilities. As of 30 June 2004, KSL recorded a net asset value of HK$877.2 million. For the two years ended 30 June 2003 and 2004, KSL recorded net profits before and after taxation and extraordinary items of HK$287.3 million and HK$98.9 million respectively.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of
New World Development Company Limited
Dr. Cheng Kar Shun, Henry
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Board collectively and individually accepts full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS OF DIRECTORS OR CHIEF EXECUTIVE OF THE COMPANY

As at the Latest Practicable Date, the interests of directors and chief executive of the Company in the shares, underlying shares (within the meaning of Part XV of the SFO) or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which would be required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests which a director or chief executive of the Company would be taken or deemed to have under such provisions of the SFO); (ii) entered into the register kept by the Company pursuant to Section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Long positions in issued shares

(i) *Shares in the Company*

(Ordinary shares of HK$1.00 each)

	Number of ordinary shares				Approximate
Name of Directors	Personal interests	Family interests	Corporate interests	Total	% of shareholding
Dr. Sin Wai-kin, David	4,708,708	47,098	—	4,755,806	0.136
Mr. Leung Chi-kin, Stewart	32,553	—	—	32,553	0.001
Mr. Chow Kwai-cheung	43,000	—	—	43,000	0.001
Mr. Ho Hau-hay, Hamilton	—	—	438,905[1]	438,905	0.013
Mr. Liang Cheung-biu, Thomas	5,215	—	—	5,215	—

(ii) *Shares in the associated corporations*

Dragon Fortune Limited
(Ordinary shares of US$1.00 each)

	Number of ordinary shares				Approximate
Name of Director	Personal interests	Family interests	Corporate interests	Total	% of shareholding
Mr. Cheng Kar-shing, Peter	—	—	15,869[2]	15,869	27.41

HH Holdings Corporation
(Ordinary shares of HK$1.00 each)

	Number of ordinary shares				Approximate
Name of Director	Personal interests	Family interests	Corporate interests	Total	% of shareholding
Dr. Sin Wai-kin, David	42,000	—	—	42,000	7.00

Master Services Limited
(Ordinary shares of HK$0.01 each)

	Number of ordinary shares				Approximate
Name of Directors	Personal interests	Family interests	Corporate interests	Total	% of shareholding
Mr. Leung Chi-kin, Stewart	16,335	—	—	16,335	1.63
Mr. Chow Kwai-cheung	16,335	—	—	16,335	1.63

New World China Land Limited
(Ordinary shares of HK$0.10 each)

	Number of ordinary shares				Approximate
Name of Directors	Personal interests	Family interests	Corporate interests	Total	% of shareholding
Mr. Cheng Kar-shing, Peter	366,800	—	—	366,800	0.02
Mr. Chow Kwai-cheung	400,126	—	—	400,126	0.03

New World TMT Limited
(Ordinary shares of HK$1.00 each)

	Number of ordinary shares				Approximate
Name of Directors	Personal interests	Family interests	Corporate interests	Total	% of shareholding
Dr. Cheng Kar-shun, Henry	—	1,000,000	—	1,000,000	0.11
Dr. Sin Wai-kin, David	5,594	53	—	5,647	—
Mr. Liang Chong-hou, David	262	—	—	262	—

NWSH
(Ordinary shares of HK$1.00 each)

Name of Directors	Number of ordinary shares Personal interests	Family interests	Corporate interests	Total	Approximate % of shareholding
Dr. Cheng Kar-shun, Henry	2,000,000	587,000	—	2,587,000	0.14
Dr. Sin Wai-kin, David	—	—	32,224,060[3]	32,224,060	1.81
Mr. Cheng Kar-shing, Peter	333,333	—	2,659,700[4]	2,993,033	0.17
Mr. Liang Chong-hou, David	153	—	—	153	—
Mr. Leung Chi-kin, Stewart	3,526,630	—	84,607[5]	3,611,237	0.20
Mr. Chow Kwai-cheung	2,264,652	—	—	2,264,652	0.13

Sun City Holdings Limited
(Ordinary shares of HK$1.00 each)

Name of Director	Number of ordinary shares Personal interests	Family interests	Corporate interests	Total	Approximate % of shareholding
Mr. Cheng Kar-shing, Peter	—	80,000	3,570,000[6]	3,650,000	45.63

Sun Legend Investments Limited
(Ordinary shares of HK$1.00 each)

Name of Director	Number of ordinary shares Personal interests	Family interests	Corporate interests	Total	Approximate % of shareholding
Mr. Cheng Kar-shing, Peter	—	—	500[7]	500	50.00

YE Holdings Corporation
(Ordinary shares of HK$1.00 each)

Name of Director	Number of ordinary shares Personal interests	Family interests	Corporate interests	Total	Approximate % of shareholding
Mr. Leung Chi-kin, Stewart	37,500	—	—	37,500	1.50

Notes:

(1) These shares are beneficially owned by a company of which Mr. Ho Hau-hay, Hamilton owns 20% of its issued share capital.

(2) 4,102 shares are held by a company wholly-owned by Mr. Cheng Kar-shing, Peter and 11,767 shares are held by Sun City Holdings Limited, of which Mr. Cheng Kar-shing, Peter is deemed to be interested in 45.63% of its issued share capital.

(3) These shares are beneficially owned by a company which is jointly owned by Dr. Sin Wai-kin, David and his spouse.

(4) These shares are beneficially owned by a company which is wholly owned by Mr. Cheng Kar-shing, Peter.

(5) These shares are beneficially owned by a company of which Mr. Leung Chi-kin, Stewart has a direct interest of 55%.

(6) These shares are held by a company of which Mr. Cheng Kar-shing, Peter owns 48.18% of its issued share capital.

(7) Mr. Cheng Kar-shing, Peter is deemed to be interested in the shares of Sun Legend Investments Limited by virtue of his interest in Sun City Holdings Limited.

(b) Long positions in underlying shares of associated corporations

(i) *Share options in New World China Land Limited*

Name of Directors	Date of grant	Option period	Exercise price	Number of share options outstanding as at the Latest Practicable Date[3]
Dr. Cheng Kar-shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	HK$1.955	5,000,000[1]
Mr. Cheng Kar-shing, Peter	9 February 2001	10 March 2003 to 9 March 2006	HK$1.955	1,500,000[2]
Mr. Leung Chi-kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	HK$1.955	500,000[1]
Mr. Chow Kwai-cheung	9 February 2001	10 March 2005 to 9 March 2006	HK$1.955	100,000

Notes:

(1) The share options are exercisable during a period of five years commencing from one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during each anniversary year is 20% of the total number of share options granted together with any unexercised share options carried forward from the previous anniversary year(s).

(2) The share options are exercisable within the three years as stated therein, provided that the maximum number of share options that can be exercised during each anniversary year is one-third of the outstanding balance of share options held together with any unexercised share options carried forward from the previous anniversary year(s).

(3) The cash consideration paid by each Director for each grant of the share options is HK$10.

(ii) *Share options in NWSH*

Name of Directors	Date of grant	Option period	Exercise price	Number of share options outstanding as at the Latest Practicable Date[2]
Dr. Cheng Kar-shun, Henry	21 July 2003	21 July 2005 to 20 July 2008	HK$3.725	1,000,000
Mr. Cheng Kar-shing, Peter	21 July 2003	21 July 2005 to 20 July 2008	HK$3.725	166,667
Mr. Leung Chi-kin, Stewart	21 July 2003	21 July 2004 to 20 July 2008	HK$3.725	68,000[1]

Notes:

(1) Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 to 20 July 2008, respectively.

(2) The cash consideration paid by each Director for each grant of the share options is HK$10.

(iii) *Share options in New World Mobile Holdings Limited*

Name of Director	Date of grant	Option period	Exercise price	Number of share options outstanding as at the Latest Practicable Date[1]
Dr. Cheng Kar-shun, Henry	28 January 2005	28 January 2005 to 31 December 2010	HK$1.260	780,000

Note:

(1) The cash consideration paid by Dr. Cheng Kar-shun, Henry for the grant of the share options is HK$1.

(c) Other Directors' interests

None of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to or which are proposed to be acquired, disposed of or leased to any member of the Group, respectively since 30 June 2004, the date to which the latest published audited consolidated financial statements of the Group were made up.

As at the Latest Practicable Date, there was no argument or arrangement between any Director and any other person which is conditional on or dependent upon the outcome of the Underwriting Agreement or otherwise connected with the Underwriting Agreement.

3. DISCLOSURE OF INTERESTS BY SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, information of the persons, other than Directors or chief executive of the Company, who have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Long position in issued shares

Name	Capacity	Number of Shares held	As a % of the existing issued share capital as at the Latest Practicable Date
Chow Tai Fook Enterprises Limited	Beneficial owner	1,224,945,836	35.332
Marathon Asset Management Ltd	Beneficial owner	208,191,948	6.005

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:

Name of person	Name of member of the Group	Attributable equity interest held by the person
Dalian Commercial Network Construction and Development Limited	Dalian New World Plaza International Co., Ltd.	12.00%
Hopwin Construction Engineering Limited	Hopwin Properties (China) Limited	20.00%
Melbourne Enterprises Limited	Billion Park Investment Limited	14.29%
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 2 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 3 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 4 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 5 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 6 Limited	10.00% *(Note)*
Shanghai Hongdu Enterprises (Group) Company Limited	Shanghai Heyu Properties Company Limited	20.00% *(Note)*
Shun Hing China Investment Limited	Ramada Property Ltd.	10.00%
深圳瑋鵬實業有限公司	Shenzhen Topping Real Estate Development Co., Limited	10.00%
Stanley Enterprises Limited	Ramada Property Ltd.	20.00%
武漢市國營漢口魚場	Wuhan Xinhan Development Co., Limited	30.00% *(Note)*
Infinity Regent Inc.	Milestone Overseas Limited	16.67%
Sparkle Spirit Limited	Milestone Overseas Limited	16.67%
Stanford Ocean Limited	Two-Way Communications Limited	10.00%
Magic Pioneer Limited	Two-Way Communications Limited	10.00%
Li Chau Ming Peter	Apex-Pro Systems Limited	10.00%

Name of person	Name of member of the Group	Attributable equity interest held by the person
Millennium Star Group Limited	Multi-Trends Limited	35.71%
Ren Keyong	NoveMed Group Ltd	20.00%
Panlon Holdings Ltd	NoveMed Group Ltd.	15.00%
Chow Tai Fook Enterprises Limited	Advance Planner Limited	40.00%
Ever Global Investments Ltd	Autowin Limited	30.00%
Chow Tai Fook Enterprises Limited	Beames Holdings Limited	36.00%
Gaintek Development Ltd	Better Rich Development Limited	30.00%
Bolo Ltd	Bright Moon Company Limited	25.00%
Tenswin Ltd	Boxwin Limited	16.58%
Chow Tai Fook Enterprises Limited	Crimson Company Limited	37.00%
Honor Fidelity Ltd	Dominion 2000 Limited	30.00%
Hotspring Ltd	Easlin Corporation	20.00%
Lai Sun Development Company Limited	Easlin Corporation	20.00%
Chow Tai Fook Enterprises Limited	Front Post Limited	15.00%
Chow Tai Fook Enterprises Limited	Grand Hyatt Hong Kong Company Limited	36.00%
Philip Yuen	Henry Bon Enterprises Company Limited	10.00%
Carmen Leung	Henry Bon Enterprises Company Limited	10.00%
Kam Wah Investment Co Ltd	Highness Land Investment Company Limited	40.00%
Space Enterprises Limited	Mega Choice Holdings Limited	20.00%
Chow Tai Fook Enterprises Limited	New World Harbourview Hotel Company Limited	36.00%
Tacko Development (Zhanjiang) Ltd	New World Tacko (Xian) Limited	30.00%
Golden Sphere Investment Ltd	New Hope Limited	15.00%
Chow Tai Fook Enterprises Limited	New World Hotel Company Limited	36.00%
Chow Tai Fook Enterprises Limited	NWD (Hotels Investments) Limited	36.00%
Glory Good Investments Ltd	Pearls Limited	36.00%
Kawick Enterprises Ltd	Pearls Limited	40.00%
Fung Seng Diamond Co Ltd	Silver Bloom Company Limited	10.00%
Wah Tai Company Limited	Silver Bloom Company Limited	20.00%
Kly (Nominee) Ltd	Super Value Development Limited	20.00%
Kly (Nominee) Ltd	Top Flash Investment Limited	20.00%
Fung Seng Diamond Co Ltd	Ultra Force Limited	20.00%
Wisdom Profit Investments Ltd	Wise Come Development Limited	20.00%
Architectural Precast Limited	Architectural Precast GRC Limited	35.00%
New Concepts Foundation Limited	Barbican-New Concepts Joint Venture	40.00%
北京市萬勝全物業管理中心	Beijing Kiu Lok Property Management Services Co., Ltd.	40.00%
Bioforte (Hong Kong) Environmental Engineering And Technology Company Ltd	BioEnviroLink Technologies Limited	30.00%
Cinagro Pte Limited	Cinabel (Singapore) Pte Limited	20.00%
Miramar Hotel & Investment Company Limited	Espora Company Limited	50.00%
Foshan City Gaoming District Traffic Development Co.	Gaoming Xinming Bridge Company Limited	49.00%
Guangxi Beiliu Gaote Co. Ltd.	Guangxi Beiliu Xinbei Highways Limited	40.00%
Guangxi Cangwu County Electric Power Co. Ltd.	Guangxi Cangwu Xincang Highways Limited	30.00%
Guangxi Rongxian Road & Bridge Construction Co. Ltd.	Guangxi Rongxian Xinrong Highways Limited	30.00%
Guangxi Yulin City Heng Tong Ltd.	Guangxi Yulin Xintong Highways Limited	40.00%
Guangxi Yulin City Heng Tong Ltd.	Guangxi Yulin Xinye Highways Limited	40.00%
Guangxi Yulin Yu Shieh Ltd.	Guangxi Yulin Xinyu Highways Limited	40.00%
Guangzhou Yongtong Freeway Company Ltd.	Guangzhou Northring Freeway Company Limited	10.41%
Asian East Worldwide Limited	Guangzhou Northring Freeway Company Limited	24.30%

Name of person	Name of member of the Group	Attributable equity interest held by the person
Taisei Corporation	Hip Hing-Taisei Joint Venture	40.00%
Hong Kong Ticketing Alliance Limited	Hong Kong Ticketing Holdings Limited	38.32%
Junglesoft Inc.	JungleSoft Net Limited	20.00%
Nanjing Port Authority	Nanjing Huining Wharfs Co., Ltd.	45.00%
Qingxin County Communications Construction Development Co.	Qingyuan Xinqing Highways Limited	21.00%
Changzhi City Changda Highway Development Company	Shanxi Xinda Highways Limited	40.00%
Changzhi City Changda Highway Development Company	Shanxi Xinhuang Highways Limited	40.00%
順德市誠業建築集團公司	Shunde Xiexing Construction Engineering Company Limited	15.00%
Taiyuan Tongtai Industry & Commerce General Company	Taiyuan Xintai Highways Limited	40.00%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinyan Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xindi Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinlong Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinlu Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinming Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinqing Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinquan Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinsen Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinshi Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinsi Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xintong Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xintuo Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinxiang Expressway Company Limited	33.38%
Gujiao Highway-Bridge Development & Construction Company	Taiyuan Xinyuan Highways Limited	40.00%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinzhan Expressway Company Limited	33.38%
廣州市機電安裝公司	Triguang Engineering (Guang Zhou) Company Limited	49.00%
武漢武建鼎安安裝工程有限公司	Trihan Engineering (Wuhan) Co., Ltd.	49.00%
Wuhan Airport Road Industrial Development Co. Ltd.	Wuhan Airport Road Development Ltd.	33.33%
Guangxi Wuzhou Heng Tong Development	Wuzhou Xinwu Highway Limited	40.00%
Xiamen COSCO International Container Freight Station & Transportation Co., Ltd.	Xiamen Xinyuan Container Terminal Co., Ltd.	30.00%
珠海國際經濟技術合作公司	珠海市景福工程有限公司	20.00%
珠海市萬泉河科技發展有限公司	深圳香島園花卉有限公司	20.00%

Name of person	Name of member of the Group	Attributable equity interest held by the person
廣州市新運行汽車運輸有限公司	廣州銳萊停車場設備有限公司	10.00%
深圳市高戍達機械電子有限公司	襄樊高戍達停車場管理有限公司	35.00%
北京建工集團有限責任公司	Beijing Hip Hing Construction Engineering Company Limited	25.00%
北京崇建工程公司	Beijing Hip Hing Construction Engineering Company Limited	20.00%
Shine Vision International Limited	Carpark Solution Enterprise Limited	35.00%
Huns Engineering Company Limited	Huns-Majestic Joint Venture	40.00%
Wiseful Engineering Group Limited	Kentfull Engineering Company Limited	40.00%

Note: Referred to as profit sharing ratio as set out in the relevant co-operative joint venture contracts.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, the following Directors have interests in the following business which are considered to compete or are likely to compete, either directly or indirectly, with the businesses of the Group other than those business where the Directors were appointed as directors to represent the interests of the Company and/or the Group pursuant to the Listing Rules:

Name of Directors	Name of entity which businesses are considered to compete or likely to compete with the business of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the business of the Group	Nature of interest of the Director in the entity
Dr. Cheng Yu-tung	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	director
	Melbourne Enterprises Limited group of companies	Property investment	director
	Lifestyle International Holdings Ltd. group of companies	Department stores operations and property investment	director
Dr. Cheng Kar-shun, Henry	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	director
	HKR International Limited group of companies	Property investment and development, construction and property management	director
	Beijing Chang Le Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Niceline Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Fu Wah Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Po Garden Real Estates Development Co., Ltd.	Property development in Beijing	director
	Lifestyle International Holdings Ltd. group of companies	Department stores operations and property investment	director

Name of Directors	Name of entity which businesses are considered to compete or likely to compete with the business of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the business of the Group	Nature of interest of the Director in the entity
Dr. Sin Wai-kin, David	Miramar Hotel & Investment Company Limited group of companies	Property investment and hotel operation	director
Mr. Cheng Yue-pui	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	director
	Melbourne Enterprises Limited group of companies	Property investment	director
Mr. Cheng Kar-shing, Peter	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	director
	Long Vocation Investments Limited group of companies	Property investment	director and shareholder
Mr. Chow Kwai-cheung	Asia Leisure Development Company Limited	Property development	director
	Beijing Chang Le Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Niceline Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Fu Wah Real Estates Development Co., Ltd.	Property development in Beijing	director
	Beijing Po Garden Real Estates Development Co., Ltd.	Property development in Beijing	director
	Flying Dragon Properties Ltd.	Property investment	director and shareholder
	Global Agents Ltd.	Investment holding	director and shareholder
	Hinkok Development Limited	Property development	shareholder

The above-mentioned Directors' involvement in the management of the above-mentioned entities are not significant nor are the size of the above-mentioned businesses undertaken by the entities in which they were appointed as directors considered as significant as compared to the Group.

As the Board is independent of the boards of these entities, the Group is capable of carrying on such businesses independently of, and at arm's length from the businesses of these entities.

5. ADDITIONAL DISCLOSURE OF INTERESTS

As at the Latest Practicable Date:

(a) none of the directors was materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group;

(b) none of the directors had entered, or proposed to enter, into a service contract with any member of the Group which is not determinable by the relevant member of the Group within one year without payment of compensation, other than statutory compensation; and

(c) none of the directors had any direct or indirect interest in any asset which, since 30 June 2004 (the date to which the latest published audited financial statements of the Group were made up), had been acquired or disposed of by, or leased to, any member of the Group, or was proposed to be acquired or disposed of by, or leased to, any member of the Group.

6. MATERIAL ADVERSE CHANGE

The Board is not aware of any material adverse change in the financial or trading position of the Group since 30 June 2004, the date to which the latest published audited financial statements of the Group were made up.

7. LITIGATION

The Group is in disputes with joint venture partners in respect of certain property development projects in the PRC and a hotel project in Malaysia, resulting in legal actions between the parties. For the PRC property development projects, no statement of claims setting out details of the claims have been rendered to the Group at the close of business on 28 February 2005 and the Group has also taken counter actions against this joint venture partner. For the hotel project in Malaysia, the hearing of the trial finished on 14 July 2003. On 1 April 2004, the judge ordered judgment for the Group. The joint venture partner lodged an appeal against the judge's judgment which is scheduled to be heard in June 2005. The Directors of the Company have obtained legal advice on the matters and are of the opinion that the matters will not have any material adverse impact on the financial position of the Group.

The Company's subsidiary, New World TMT Limited ("NWTMT"), is involved in a litigation relating to the investment in PrediWave Corporation and certain of its associated companies as disclosed in the joint announcements with NWTMT dated 27 May 2004 and 22 July 2004.

Save as disclosed above, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any member of the Group.

8. MISCELLANEOUS

(a) The English text of this circular will prevail over the Chinese text.

(b) The Qualified Accountant of the Company is Mr. Chow Yu Chun, Alexander, who is a fellow of Association of Chartered Certified Accountants (UK) and an associate of the Hong Kong Institute of Certified Public Accountant.

(c) The Company Secretary of the Company is Mr. Leung Chi Kin, Stewart.

(d) The registered office and the principal place of business of the Company is at 30/F., New World Tower, 18 Queen's Road Central, Hong Kong.

(c) 自二零零四年六月三十日(即本集團最近期已刊發之經審核財務報表之結算日)以來，董事概無於本集團任何成員公司所購入或出售或租賃，或本集團任何成員公司擬購入或出售或租賃之任何資產中直接或間接擁有權益。

6. 重大不利變動

據董事會所知，自二零零四年六月三十日(即本集團最近期已刊發之經審核財務報表結算日)以來，本集團之財務或貿易狀況概無任何重大不利變動。

7. 訴訟

本集團與若干合營夥伴就中國若干物業發展項目及馬來西亞一個酒店項目發生爭議，並就此展開法律訴訟。就中國物業發展項目而言，於二零零五年二月二十八日營業時間結束時，中國的合營夥伴並無向本集團送達任何列明索償資料之索償陳述書，惟本集團已向該合營夥伴提出反訴訟。就馬來西亞的酒店項目而言，有關審訊的聆訊已於二零零三年七月十四日完結，而本集團於二零零四年四月一日獲判勝訴。該合營夥伴就法官之判決提出上訴，有關上訴預定於二零零五年六月聆訊。本公司董事已就上述事宜徵詢法律意見，認為上述事宜將不會對本集團的財務狀況造成任何重大不利影響。

本公司之附屬公司新世界信息科技有限公司(「新世界信息科技」)涉及一宗有關派威公司及其若干聯營公司之投資訴訟，有關詳情於本公司與新世界信息科技分別於二零零四年五月二十七日及二零零四年七月二十二日刊發之聯合公佈中披露。

除上文所披露者外，於最後實際可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或仲裁，而據董事所知，本公司或本集團任何成員公司亦無任何尚未了結或面臨指控之重大訴訟或索償。

8. 一般事項

(a) 本通函之中、英文本如有歧異，概以英文本為準。

(b) 本公司之合資格會計師為周宇俊先生，彼為英國特許公認會計師公會之資深會員及香港會計師公會之會員。

(c) 本公司之公司秘書為梁志堅先生。

(d) 本公司之註冊辦事處及主要營業地點位於香港皇后大道中18號新世界大廈30樓。

董事姓名	其業務被視為與本集團業務構成競爭或可能構成競爭之實體名稱	被視為與本集團業務構成競爭或可能構成競爭之實體之業務簡介	董事於該實體之權益性質
冼為堅博士	美麗華酒店企業有限公司旗下集團	物業投資及酒店經營	董事
鄭裕培先生	周大福企業有限公司旗下集團	物業投資及發展以及交通	董事
	萬邦投資有限公司旗下集團	物業投資	董事
鄭家成先生	周大福企業有限公司旗下集團	物業投資及發展以及交通	董事
	Long Vocation Investments Limited 旗下集團	物業投資	董事及股東
周桂昌先生	Asia Leisure Development Company Limited	物業發展	董事
	北京長樂房地產開發有限公司	於北京之物業發展	董事
	北京麗來房地產開發有限公司	於北京之物業發展	董事
	北京富華房地產開發有限公司	於北京之物業發展	董事
	北京寶苑房地產開發有限公司	於北京之物業發展	董事
	飛龍物業有限公司	物業投資	董事及股東
	環宇代理人有限公司	投資控股	董事及股東
	Hinkok Development Limited	物業發展	股東

上述董事獲委任為上述實體之董事，其於上述實體涉及之管理工作並不重要，而該等實體所經營之上述業務規模對本集團而言亦不重大。

鑒於董事會乃獨立於該等實體之董事會，故本集團有能力獨立地按公平基準經營其業務。

5. 額外權益披露

於最後實際可行日期：

(a) 董事概無於對本集團業務而言屬於重要且於本通函刊發日期仍然存續的任何合約或安排中擁有任何重大權益；

(b) 董事與本集團成員公司之間概無訂立任何現有或擬訂之服務合約（不包括本集團有關成員公司一年內屆滿或毋須支付任何賠償（法定賠償除外）而可予終止之合約）；及

股東名稱	本集團之成員公司	該股東所持之應佔股權
廣州市新運行汽車運輸有限公司	廣州銳萊停車場設備有限公司	10.00%
深圳市高戍達機械電子有限公司	襄樊高戍達停車場管理有限公司	35.00%
北京建工集團有限責任公司	北京協興建築工程有限公司	25.00%
北京崇建工程公司	北京協興建築工程有限公司	20.00%
Shine Vision International Limited	新利泊企業有限公司	35.00%
鑾時工程有限公司	Huns-Majestic Joint Venture	40.00%
威豐工程集團有限公司	富騰工程建設有限公司	40.00%

附註： 誠如相關之合作合營合約所載稱為利潤分配比率。

4. 董事於競爭業務中之權益

於最後實際可行日期，除董事獲委任為有關業務之董事以代表本公司及／或本集團之利益外，根據上市規則，下列董事擁有下列被視為與本集團業務直接或間接構成競爭或可能構成競爭之業務權益：

董事姓名	其業務被視為與本集團業務構成競爭或可能構成競爭之實體名稱	被視為與本集團業務構成競爭或可能構成競爭之實體之業務簡介	董事於該實體之權益性質
鄭裕彤博士	信德集團有限公司旗下集團	物業投資及發展、渡輪服務及酒店有關服務	董事
	周大福企業有限公司旗下集團	物業投資及發展以及交通	董事
	萬邦投資有限公司旗下集團	物業投資	董事
	利福國際集團有限公司旗下集團	百貨公司經營及物業投資	董事
鄭家純博士	信德集團有限公司旗下集團	物業投資及發展、渡輪服務及酒店有關服務	董事
	周大福企業有限公司旗下集團	物業投資及發展以及交通	董事
	香港興業國際集團有限公司旗下集團	物業投資及發展、建築及物業管理	董事
	北京長樂房地產開發有限公司	於北京之物業發展	董事
	北京麗來房地產開發有限公司	於北京之物業發展	董事
	北京富華房地產開發有限公司	於北京之物業發展	董事
	北京寶苑房地產開發有限公司	於北京之物業發展	董事
	利福國際集團有限公司旗下集團	百貨公司經營及物業投資	董事

股東名稱	本集團之成員公司	該股東所持之應佔股權
Taisei Corporation	Hip Hing-Taisei Joint Venture	40.00%
Hong Kong Ticketing Alliance Limited	Hong Kong Ticketing Holdings Limited	38.32%
Junglesoft Inc.	掌上網有限公司	20.00%
南京港務管理局	南京惠寧碼頭有限公司	45.00%
清新縣交通建設開發總公司	清遠新清公路有限公司	21.00%
長治市暢達公路開發公司	山西新達公路有限公司	40.00%
長治市暢達公路開發公司	山西新黃公路有限公司	40.00%
順德市誠業建築集團公司	順德市協興建築工程有限公司	15.00%
太原通泰實業總公司	太原新太公路有限公司	40.00%
天津高速公路投資建設發展公司	天津新顏高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新地高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新隆高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新路高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新明高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新青高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新泉高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新森高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新實高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新思高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新通高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新拓高速公路有限公司	33.38%
天津高速公路投資建設發展公司	天津新祥高速公路有限公司	33.38%
古交市路橋開發建設公司	太原新園公路有限公司	40.00%
天津高速公路投資建設發展公司	天津新展高速公路有限公司	33.38%
廣州市機電安裝公司	廣州定安機電工程有限公司	49.00%
武漢武建鼎安安裝工程有限公司	武漢定安機電工程有限公司	49.00%
武漢市機場路實業發展有限公司	武漢機場路發展有限公司	33.33%
廣西梧州恒通發展有限公司	梧州新梧公路有限公司	40.00%
廈門中遠國際集裝箱儲運有限公司	廈門新遠貨櫃儲運有限公司	30.00%
珠海國際經濟技術合作公司	珠海市景福工程有限公司	20.00%
珠海市萬泉河科技發展有限公司	深圳香島園花卉有限公司	20.00%

股東名稱	本集團之成員公司	該股東所持之應佔股權
Millennium Star Group Limited	Multi-Trends Limited	35.71%
任克勇	NoveMed Group Ltd.	20.00%
Panlon Holdings Ltd	NoveMed Group Ltd.	15.00%
周大福企業有限公司	鋒卓有限公司	40.00%
Ever Global Investments Ltd	Autowin Limited	30.00%
周大福企業有限公司	Beames Holdings Limited	36.00%
Gaintek Development Ltd	利裕發展有限公司	30.00%
Bolo Ltd	Bright Moon Company Limited	25.00%
Tenswin Ltd	保潤有限公司	16.58%
周大福企業有限公司	鑫順有限公司	37.00%
Honor Fidelity Ltd	龍騰2000有限公司	30.00%
Hotspring Ltd	Easlin Corporation	20.00%
麗新發展有限公司	Easlin Corporation	20.00%
周大福企業有限公司	躍柱有限公司	15.00%
周大福企業有限公司	君悅大酒店有限公司	36.00%
Philip Yuen	亨利寶企業有限公司	10.00%
Carmen Leung	亨利寶企業有限公司	10.00%
Kam Wah Investment Co Ltd	高地投資有限公司	40.00%
Space Enterprises Limited	彩暉集團有限公司	20.00%
周大福企業有限公司	新世界海景酒店有限公司	36.00%
Tacko Development (Zhanjiang) Ltd	新世界達高（西安）有限公司	30.00%
Golden Sphere Investment Ltd	新注望有限公司	15.00%
周大福企業有限公司	新世界酒店有限公司	36.00%
周大福企業有限公司	新世界酒店（集團）有限公司	36.00%
Glory Good Investments Ltd	貝思有限公司	36.00%
Kawick Enterprises Ltd	貝思有限公司	40.00%
豐盛珠寶有限公司	銀隆有限公司	10.00%
Wah Tai Company Limited	銀隆有限公司	20.00%
Kly (Nominee) Ltd	庶榮發展有限公司	20.00%
Kly (Nominee) Ltd	康煌投資有限公司	20.00%
豐盛珠寶有限公司	最勤有限公司	20.00%
Wisdom Profit Investments Ltd	Wise Come Development Limited	20.00%
預制建築有限公司	新預制工程有限公司	35.00%
創業地基有限公司	Barbican-New Concepts Joint Venture	40.00%
北京市萬勝全物業管理中心	北京僑樂物業管理服務有限公司	40.00%
生物源（香港）環境工程與技術有限公司	寶靈科技有限公司	30.00%
Cinagro Pte Limited	Cinabel (Singapore) Pte Limited	20.00%
美麗華酒店企業有限公司	Espora Company Limited	50.00%
佛山高明區交通發展公司	高明新明大橋有限公司	49.00%
廣西北流市高特有限責任公司	廣西北流新北公路有限公司	40.00%
廣西蒼梧電力有限公司	廣西蒼梧新蒼公路有限公司	30.00%
廣西容縣路橋建設有限責任公司	廣西容縣新容公路有限公司	30.00%
廣西玉林市恒通有限公司	廣西玉林新通公路有限公司	40.00%
廣西玉林市恒通有限公司	廣西玉林新業公路有限公司	40.00%
廣西玉林玉石公路開發有限公司	廣西玉林新玉公路有限公司	40.00%
廣州市永通高速公路有限公司	廣州北環高速公路有限公司	10.41%
東亞環球有限公司	廣州北環高速公路有限公司	24.30%

3. 主要股東權益披露

於最後實際可行日期，據本公司董事及行政總裁所知，除本公司董事或行政總裁外，下列人士於本公司之股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部而須向本公司及聯交所披露之權益或淡倉：

於已發行股份之好倉

名稱	身份	所持股份數目	於實際可行日期佔現有已發行股本之百分比
周大福企業有限公司	實益擁有人	1,224,945,836	35.332
Marathon Asset Management Ltd	實益擁有人	208,191,948	6.005

於最後實際可行日期，據本公司任何董事或行政總裁所知，下列各方（除本集團之成員公司外）直接或間接擁有附帶權利在任何情況下均可於本集團下列成員公司（除本公司外）之股東大會上投票之已發行股本10%或以上權益，而各自於該等證券所持有之權益如下：

股東名稱	本集團之成員公司	該股東所持之應佔股權
大連市商業網點建設開發公司	大連新世界廣場國際有限公司	12.00%
Hopwin Construction Engineering Limited	合勝（中國）地產有限公司	20.00%
萬邦投資有限公司	萬苑投資有限公司	14.29%
瀋陽正居實業有限公司	新世界（瀋陽）房地產有限公司	10.00%（附註）
瀋陽正居實業有限公司	新世界（瀋陽）房地產開發第二有限公司	10.00%（附註）
瀋陽正居實業有限公司	新世界（瀋陽）房地產開發第三有限公司	10.00%（附註）
瀋陽正居實業有限公司	新世界（瀋陽）房地產開發第四有限公司	10.00%（附註）
瀋陽正居實業有限公司	新世界（瀋陽）房地產開發第五有限公司	10.00%（附註）
瀋陽正居實業有限公司	新世界（瀋陽）房地產開發第六有限公司	10.00%（附註）
上海宏都企業（集團）有限公司	上海合裕房地產有限公司	20.00%（附註）
信興中國投資有限公司	華美達地產有限公司	10.00%
深圳瑋鵬實業有限公司	深圳拓勁房地產開發有限公司	10.00%
Stanley Enterprises Limited	華美達地產有限公司	20.00%
武漢市國營漢口漁場	武漢新漢發展有限公司	30.00%（附註）
Infinity Regent Inc.	Milestone Overseas Limited	16.67%
Sparkle Spirit Limited	Milestone Overseas Limited	16.67%
Stanford Ocean Limited	Two-Way Communications Limited	10.00%
Magic Pioneer Limited	Two-Way Communications Limited	10.00%
李秋明	電貿通科技有限公司	10.00%

(ii) 新創建之購股權

董事姓名	授予日期	購股權期間	行使價	於最後實際可行日期尚未行使之購股權數目[2]
鄭家純博士	二零零三年七月二十一日	二零零五年七月二十一日至二零零八年七月二十日	3.725港元	1,000,000
鄭家成先生	二零零三年七月二十一日	二零零五年七月二十一日至二零零八年七月二十日	3.725港元	166,667
梁志堅先生	二零零三年七月二十一日	二零零四年七月二十一日至二零零八年七月二十日	3.725港元	68,000[1]

附註：

(1) 分成兩批，分別可由二零零四年七月二十一日及二零零五年七月二十一日起至二零零八年七月二十日期間行使。

(2) 各董事於每次獲授購股權時所支付之現金代價為10港元。

(iii) 新世界移動控股有限公司之購股權

董事姓名	授予日期	購股權期間	行使價	於最後實際可行日期尚未行使之購股權數目[1]
鄭家純博士	二零零五年一月二十八日	二零零五年一月二十八日至二零一零年十二月三十一日	1.260港元	780,000

附註：

(1) 鄭家純博士獲授購股權時支付之現金代價為1港元。

(c) 其他董事權益

自二零零四年六月三十日（本集團最近期已刊發之經審核綜合財務報表結算日）起，概無董事於本集團任何成員公司已經或計劃購買、出售或租賃之任何資產中擁有或曾經擁有任何直接或間接權益。

於最後實際可行日期，任何董事與任何其他人士之間概無任何爭議或安排，而須以包銷協議之結果或與其相關之事項為條件，或須視乎包銷協議之結果或與其相關之事項而定。

(2) 4,102股由鄭家成先生全資擁有之公司持有，11,767股則由鄭家成先生被視為擁有其已發行股本45.63%權益之新城集團有限公司持有。

(3) 該等股份由冼為堅博士及其配偶共同擁有之公司實益擁有。

(4) 該等股份由鄭家成先生全資擁有之公司實益擁有。

(5) 該等股份由梁志堅先生直接擁有55%權益之公司實益擁有。

(6) 該等股份由鄭家成先生擁有其已發行股本48.18%之公司持有。

(7) 鑒於鄭家成先生於新城集團有限公司擁有權益，彼亦被視為於耀禮投資有限公司之股份擁有權益。

(b) 於相聯法團之相關股份之好倉

(i) 新世界中國地產有限公司之購股權

董事姓名	授予日期	購股權期間	行使價	於最後實際可行日期尚未行使之購股權數目[3]
鄭家純博士	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	1.955港元	5,000,000[1]
鄭家成先生	二零零一年二月九日	二零零三年三月十日至二零零六年三月九日	1.955港元	1,500,000[2]
梁志堅先生	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	1.955港元	500,000[1]
周桂昌先生	二零零一年二月九日	二零零五年三月十日至二零零六年三月九日	1.955港元	100,000

附註：

(1) 購股權可由接納各購股權建議之授出日期後一個月期限屆滿時起計之五年內行使，惟於各周年內可行使之購股權最高數目，為已授出購股權總數之20%連同自過往周年結轉之任何尚未行使購股權。

(2) 購股權可如上文所述於三年內行使，惟於各周年內可行使之購股權最高數目，為所持有的購股權未行使餘額三分之一連同自過往周年結轉之任何尚未行使購股權。

(3) 各董事於每次獲授購股權時所支付之現金代價為10港元。

新創建
（普通股每股面值1.00港元）

董事姓名	個人權益	家族權益	法團權益	總數	佔股權概約百分比
		普通股數目			
鄭家純博士	2,000,000	587,000	—	2,587,000	0.14
冼為堅博士	—	—	32,224,060[3]	32,224,060	1.81
鄭家成先生	333,333	—	2,659,700[4]	2,993,033	0.17
梁仲豪先生	153	—	—	153	—
梁志堅先生	3,526,630	—	84,607[5]	3,611,237	0.20
周桂昌先生	2,264,652	—	—	2,264,652	0.13

新城集團有限公司
（普通股每股面值1.00港元）

董事姓名	個人權益	家族權益	法團權益	總數	佔股權概約百分比
		普通股數目			
鄭家成先生	—	80,000	3,570,000[6]	3,650,000	45.63

耀禮投資有限公司
（普通股每股面值1.00港元）

董事姓名	個人權益	家族權益	法團權益	總數	佔股權概約百分比
		普通股數目			
鄭家成先生	—	—	500[7]	500	50.00

YE Holdings Corporation
（普通股每股面值1.00港元）

董事姓名	個人權益	家族權益	法團權益	總數	佔股權概約百分比
		普通股數目			
梁志堅先生	37,500	—	—	37,500	1.50

附註：

(1) 該等股份由何厚浠先生擁有其已發行股本20%之公司實益擁有。

HH Holdings Corporation
（普通股每股面值1.00港元）

董事姓名	普通股數目 個人權益	家族權益	法團權益	總數	佔股權 概約百分比
冼為堅博士	42,000	—	—	42,000	7.00

Master Services Limited
（普通股每股面值0.01港元）

董事姓名	普通股數目 個人權益	家族權益	法團權益	總數	佔股權 概約百分比
梁志堅先生	16,335	—	—	16,335	1.63
周桂昌先生	16,335	—	—	16,335	1.63

新世界中國地產有限公司
（普通股每股面值0.10港元）

董事姓名	普通股數目 個人權益	家族權益	法團權益	總數	佔股權 概約百分比
鄭家成先生	366,800	—	—	366,800	0.02
周桂昌先生	400,126	—	—	400,126	0.03

新世界信息科技有限公司
（普通股每股面值1.00港元）

董事姓名	普通股數目 個人權益	家族權益	法團權益	總數	佔股權 概約百分比
鄭家純博士	—	1,000,000	—	1,000,000	0.11
冼為堅博士	5,594	53	—	5,647	—
梁仲豪先生	262	—	—	262	—

1. 責任聲明

本通函載有遵照上市規則而編製之詳情，乃旨在提供有關本公司之資料。董事會願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，以致本通函所載任何聲明有誤導成分。

2. 董事或行政總裁於本公司之權益

於最後實際可行日期，本公司董事及行政總裁於本公司或其相聯法團(定義見證券及期貨條例第 XV 部)之股份、相關股份(定義見證券及期貨條例第 XV 部)或債券中，擁有(i)根據證券及期貨條例第 XV 部第7及第8分部而須知會本公司及聯交所之權益(包括本公司董事或行政總裁根據該等證券及期貨條例條文而被視作或當作擁有之權益)；(ii)根據證券及期貨條例第352條須記錄於本公司存置之登記名冊內之權益，或(iii)根據標準守則規定而須知會本公司及聯交所之權益如下：

(a) 於已發行股份之好倉

(i) *於本公司股份*

(普通股每股面值1.00港元)

董事姓名	普通股數目 個人權益	家族權益	法團權益	總數	佔股權 概約百分比
冼為堅博士	4,708,708	47,098	—	4,755,806	0.136
梁志堅先生	32,553	—	—	32,553	0.001
周桂昌先生	43,000	—	—	43,000	0.001
何厚浠先生	—	—	438,905[1]	438,905	0.013
梁祥彪先生	5,215	—	—	5,215	—

(ii) *於相聯法團之股份*

Dragon Fortune Limited
(普通股每股面值1.00美元)

董事姓名	普通股數目 個人權益	家族權益	法團權益	總數	佔股權 概約百分比
鄭家成先生	—	—	15,869[2]	15,869	27.41

有關本集團的資料

本集團以中港兩地為核心，主要從事物業發展、物業投資、酒店及基建投資、服務及電訊和科技業務。本公司是(其中包括)新創建集團的最終控股公司。

買方的背景資料

買方為全球首屈一指的港口營運商之一，其營運重地位於新加坡及比利時。買方在歐洲、印度、中國及東亞共11個國家經營16個港口項目，網絡遍佈全世界。二零零四年，買方在全球各地處理的貨櫃超過3,300萬個標準箱。

ACTH 及健營的背景資料

ACTH 於一九九九年成立。ACTH 集團主要從事八號貨櫃碼頭西的營運。八號貨櫃碼頭西的基建及投入運作的工程已經完成，剛於二零零四年底開始營運。於二零零三年十二月三十一日，ACTH 的資產值錄得經審核淨虧絀為3,650萬港元。截至二零零二年及二零零三年十二月三十一日止兩個年度，ACTH 分別錄得除稅及非經常項目前後虧損為930萬港元及1,410萬港元。

健營於一九九一年成立，主要業務是於環球貨櫃碼頭香港之投資控股，健營持有其33.34%權益，而環球貨櫃碼頭香港則持有 CSXWT 8 的全部權益及亞洲貨櫃物流的50%權益。環球貨櫃碼頭香港目前為三號貨櫃碼頭的營運商，亞洲貨櫃物流的主要業務包括經營散貨裝卸及倉儲設施。於二零零四年六月三十日，健營錄得資產淨值8.772億港元。截至二零零三年及二零零四年六月三十日止兩個年度，健營分別錄得除稅及非經常項目前後純利達2.873億港元及9,890萬港元。

其他資料

閣下亦務請留意本通函附錄所載的其他資料。

此致

列位股東　台照

代表
新世界發展有限公司
董事總經理
鄭家純博士
謹啟

二零零五年三月二十一日

進行該等出售事項後


本公司
約54%
新創建
100%
Hetro
**16.67%
39%
100%
亞洲貨櫃物流
紳慕

** 信託契據下可享有的實益權益

進行該等出售事項的理由以及對本公司帶來的裨益

本集團分別自一九九一年及一九九八年起注資三號貨櫃碼頭及八號貨櫃碼頭西以作長線投資，作為其擴充港口、倉儲及物流業務的策略一部分。根據本集團於二零零三年進行的重組，三號貨櫃碼頭及八號貨櫃碼頭西項目已由新創建集團承接。董事會同意新創建董事會的意見，經參考該等出售事項所帶來的估計收益（誠如上文所述），買方主動提出的要約相當吸引，預期該等出售事項將為本集團分別帶來約18億港元及10億港元的未計少數股東權益前及計入少數股東權益後之收益。新創建集團繼續保留其於亞洲貨櫃物流所佔的55.67%權益（來自 Hetro 的39%直接股權及其16.67%間接應佔權益），藉以維持本身於物流業所持權益。鑑於亞洲貨櫃物流將繼續為新創建及本公司的共同控制實體，新創建與本公司將繼續根據各自在亞洲貨櫃物流的權益，計算亞洲貨櫃物流的業績及儲備。

董事會認為，該等出售事項的條款實屬公平合理，亦符合本公司股東的利益。

所得款項用途

該等出售事項的所得款項淨額擬撥作償還若干銀行貸款、開闢新投資機會以及作新創建集團一般營運資金之用。於最後實際可行日期，新創建集團尚未確定該等出售事項所得款項淨額用於擬定用途的比例。倘若新創建集團收取的款項淨額並無即時如上運用，新創建董事會目前有意將該款項存入香港的持牌銀行。

(iii) 有關該等出售事項的架構簡圖

進行該等出售事項前


本公司
約54%
新創建
100%
100%
Hetro
紳慕
100%
健營
*100%
備都
33.34%
31.4%
環球貨櫃
碼頭香港
100%
CSXWT 8
68.6%
ACTH
39%
50%
100%
亞洲貨櫃物流
亞洲貨櫃碼頭

* 直接及間接持有的總股權

將予出售的資產

根據 Hetro 售股協議，在若干條件規限下，Hetro 同意出售而買方則同意買入健營全部已發行股本。待 Hetro 售股協議完成後，健營將不再為本公司的附屬公司。

代價

收購健營全部已發行股本的代價為11億港元，已經於完成時以現金支付 Hetro。此代價乃經 Hetro 與買方參考多個因素，包括健營於新創建集團的賬面值及此項出售有關估計開支(約為4億港元)及市場現況後，經公平磋商而釐定。

就出售健營權益一事，董事會預期可帶來分別約達7億港元及4億港元的未計少數股東權益前及計入少數股東權益後之出售後收益。收益乃根據代價扣除健營於本集團的賬面值及有關開支而釐定。

條件

Hetro 售股協議須待以下先決條件於紳慕售股協議完成日期或指定期限屆滿後第四個營業日(以較早者為準)或之前獲履行並在該等條件的規限下，方告完成：

(1) Hetro 及新創建已向 Hetro 及新創建兩公司董事會取得就完成出售健營全部已發行股本所需的一切必要同意及批准，而該等同意、批准及其他審批仍具十足效力及作用；及

(2) 買方已向其董事會取得就收購健營全部已發行股本所需的一切必要同意、批准及其他審批，而該等同意、批准及其他審批仍具十足效力及作用。

該等條件已經全部獲履行，並於二零零五年二月二十一日完成 Hetro 售股協議。於 Hetro 售股協議完成後，Hetro、健營與買方已訂立信託契據；據此，健營將會(其中包括)藉著其本身於環球貨櫃碼頭香港的33.34%股權，以及環球貨櫃碼頭香港於亞洲貨櫃物流的50%股權，以 Hetro 為受益人而持有應佔亞洲貨櫃物流16.67%間接股權的實益所有權及其權益，猶如該等權益乃全數由 Hetro 保留，致使 Hetro 將繼續享有其中的一切經濟利益、權利、實益所有權及權益並承擔所有相關責任。 信託契據已於 Hetro 售股協議完成時訂立，讓 Hetro 可得以保留其應佔亞洲貨櫃物流16.67%間接股權的實益所有權及其權益。

條件

紳慕售股協議須待(其中包括)以下先決條件於二零零五年四月五日或之前獲履行，並在該等條件的規限下，方告完成：

(1) 紳慕及新創建已向紳慕及新創建兩公司董事會取得就出售待售股份及該等股東貸款所需的一切必須同意、批准及其他審批，而該等同意、批准及其他審批仍具十足效力及作用；

(2) 紳慕及新創建向貸款人取得就出售待售股份及該等股東貸款，以及貸款融資協議及相關文件下由買方取替紳慕及／或新創建的一切必要同意、批准及其他審批，而該等同意、批准及其他審批仍具十足效力及作用；

(3) 在指定期限屆滿之時或之前，CSXWT 8 並無行使其作為 ACTH 現任股東的權利，根據股東協議收購待售股份及該等股東貸款；或 ACTH 或 CSXWT 8 於指定期限內另行給予紳慕書面通知，表示 ACTH 並無計劃另覓股東購入全部待售股份及全部該等股東貸款，或 CSXWT 8 將不會行使其優先購買權；

(4) 買方已向其董事會取得就收購待售股份及該等股東貸款所需的一切必要同意、批准及其他審批，而該等同意、批准及其他審批仍具十足效力及作用；及

(5) 買方已向貸款人取得就收購待售股份及該等股東貸款，以及貸款融資協議及相關文件下由買方取替紳慕及／或新創建的一切必要同意、批准及其他審批，而該等同意、批准及其他審批仍具十足效力及作用。

根據上文第(3)項條件，CSXWT 8 於指定期限內並無行使其優先購買權，並於二零零五年三月一日就此正式通知紳慕。於最後實際可行日期，紳慕售股協議尚未完成，但預期可於二零零五年三月底前完成。

(ii) Hetro 售股協議

訂立日期	:	二零零五年二月四日
訂約方		
賣方	:	Hetro
買方	:	買方
賣方擔保人	:	新創建

根據紳慕售股協議，在若干條件規限下，紳慕已同意出售而買方則同意買入 ACTH 的31.4%權益及該等股東貸款，總代價為19億港元。此外，根據 Hetro 售股協議，在若干條件規限下，Hetro 同意出售而買方則同意買入健營全部已發行股本，總代價為11億港元。

根據上市規則規定，該等出售事項構成本公司一項須予披露交易。本通函乃旨在向 閣下提供有關該等出售事項的進一步資料。

據董事會作出一切合理查詢後所得知及確信，買方及其控股公司均為第三方人士，獨立於本公司及本公司任何關連人士。

該等出售事項

(i) 紳慕售股協議

訂立日期　：　二零零五年二月四日

訂約方
賣方　：　紳慕
買方　：　買方
賣方擔保人　：　新創建

將予出售的資產

根據紳慕售股協議，紳慕已同意在若干條件的規限下出售，而買方則同意買入待售股份及該等股東貸款。

待售股份相當於 ACTH 已發行股本總額的31.4%，於紳慕售股協議完成日期，該等股東貸款約為264,819,765港元。ACTH 乃一家由紳慕及 CSXWT 8 分別擁有31.4%及68.6%的合營公司。ACTH 乃一家投資控股公司，其全資附屬公司亞洲貨櫃碼頭從事八號貨櫃碼頭西的營運業務。

代價

待售股份的代價為2,253港元，該等股東貸款應付代價為1,899,997,747港元；總代價合共19億港元，將於完成時以現金支付紳慕。此代價乃經紳慕與買方參考多個因素，包括 ACTH 於新創建集團的賬面值及此項出售的相關估計開支（約為8億港元）及市場現況後，經公平磋商而釐定。

就出售 ACTH 的31.4%權益一事，董事會預期可帶來分別約達11億港元及6億港元的未計少數股東權益前及計入少數股東權益後之出售後收益。收益乃根據代價扣除 ACTH 於本集團的賬面值及有關開支而釐定。預期來自該等出售事項的收益將有助加強本集團的財務狀況及降低負債水平。



新世界發展有限公司
New World Development Company Limited
(於香港註冊成立的有限公司)

(股份代號：0017)

執行董事：
拿督鄭裕彤博士
鄭家純博士
冼為堅博士
梁仲豪先生
梁志堅先生

非執行董事：
鄭裕培先生
鄭家成先生
周桂昌先生
何厚浠先生
梁祥彪先生

獨立非執行董事：
沈弼勳爵
楊秉樑先生
查懋聲博士JP(查懋聲博士之替任董事：查懋成先生)
李聯偉先生JP

註冊辦事處：
香港
皇后大道中18號
新世界大廈30樓

敬啟者：

須予披露交易

出售 Asia Container Terminals Holdings Limited
的31.4%權益及其所欠貸款
及出售健嘗有限公司的全部已發行股本

緒言

茲提述新創建與本公司於二零零五年二月五日及二零零五年二月二十八日發出的聯合公佈，內容是有關訂立該等出售事項及向聯交所申請延遲至二零零五年三月二十一日或之前刊發本通函。

「股東協議」	指	ACTH 股東之間就有關 ACTH 而於一九九八年十二月三日訂立的股東協議，包括該協議有關的任何加入契據，而該協議可不時經修訂、更替及增補
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	按香港法例第三十二章公司條例所賦予之涵義
「紳慕」	指	紳慕有限公司，一家於香港註冊成立的有限公司，為新創建的間接全資附屬公司
「紳慕售股協議」	指	新創建、紳慕與買方於二零零五年二月四日訂立的售股協議，內容有關向買方出售待售股份及該等股東貸款
「標準箱」	指	二十呎貨櫃單位，計量貨櫃體積的標準單位。每個標準箱為20呎長乘8呎闊乘8呎6吋高
「信託契據」	指	Hetro、健營與買方於 Hetro 售股協議完成後，就亞洲貨櫃物流16.67%間接股權有關的經濟利益、權利、實益所有權、權益及責任而於二零零五年二月二十一日訂立的信託契據

「Hetro」	指	Hetro Limited，一家於英屬處女群島註冊成立的公司，為新創建的間接全資附屬公司
「Hetro售股協議」	指	新創建、Hetro與買方於二零零五年二月四日就出售健營全部已發行股本而訂立的售股協議
「健營」	指	健營有限公司，一家於香港註冊成立的有限公司，為Hetro的全資附屬公司。健營持有環球貨櫃碼頭香港的33.34%間接權益，而後者則直接持有CSXWT 8的全部權益及亞洲貨櫃物流的50%權益
「最後實際可行日期」	指	二零零五年三月十五日，即就本通函付印前就確定其中所載若干資料而言的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則附錄十所載上市公司董事進行證券交易的標準守則
「新創建」	指	新創建集團有限公司，一家於百慕達註冊成立的有限公司，其股份於聯交所主板上市
「新創建董事會」	指	新創建的董事會
「新創建集團」	指	新創建及其附屬公司的統稱
「中國」	指	中華人民共和國
「指定期限」	指	二零零五年二月四日（紳慕向ACTH發出通知表明有意出售待售股份之日）起計一個月
「買方」	指	PSA International Pte Ltd，一家於新加坡註冊成立的有限公司
「備都」	指	備都有限公司，一家於香港註冊成立的有限公司，由健營持有其全部實益權益
「待售股份」	指	ACTH股本中共314股普通股，相當於ACTH已發行股本的31.4%，即紳慕目前持有的ACTH全部權益
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「該等股東貸款」	指	於紳慕售股協議完成當日營業時間結束時，ACTH就紳慕給予ACTH的所有貸款應付紳慕的未償還款項

除文義另有規定者外，在本通函內，下列詞彙具有以下涵義：

「亞洲貨櫃碼頭」	指	亞洲貨櫃碼頭有限公司，一家於香港註冊成立的有限公司，為 ACTH 的全資附屬公司
「ACTH」	指	Asia Container Terminals Holdings Limited，一家根據開曼群島法律註冊成立的有限公司，即由紳慕及 CSXWT 8 分別擁有31.4%及68.6%的合營公司
「ACTH 集團」	指	ACTH 及其附屬公司(包括亞洲貨櫃碼頭)
「亞洲貨櫃物流」	指	亞洲貨櫃物流中心香港有限公司，一家於香港註冊成立的公司，Hetro 擁有其39%直接股權及16.67%的間接應佔權益
「董事會」	指	本公司的董事會
「本公司」	指	新世界發展有限公司，一家於香港註冊成立的有限公司，其股份在聯交所主板上市
「完成」	指	根據紳慕售股協議或 Hetro 售股協議(視乎情況而定)的條款完成協議
「CSXWT 8」	指	CSXWT Terminal 8 Limited，一家於英屬處女群島註冊成立的有限公司，由 CSX World Terminals Infrastructure Limited(乃本公司的獨立第三方)擁有66.66%及備都擁有33.34%
「環球貨櫃碼頭香港」	指	環球貨櫃碼頭香港有限公司，一家於香港註冊成立的公司
「三號貨櫃碼頭」	指	位於香港葵涌三號貨櫃碼頭內一個貨櫃碼頭泊位，目前由環球貨櫃碼頭香港營運
「八號貨櫃碼頭西」	指	位於香港葵涌八號貨櫃碼頭西內兩個貨櫃碼頭泊位，就亞洲貨櫃碼頭於九號貨櫃碼頭的權益進行泊位掉換安排後，目前由亞洲貨櫃碼頭營運
「該等出售事項」	指	出售待售股份、該等股東貸款及健營全部已發行股本
「貸款融資協議」	指	亞洲貨櫃碼頭(作為借款人)、Societe Generale Asia Limited (作為貸款融資代理)與協議提及的貸款人於二零零一年十一月十三日訂立的貸款融資協議(經不時修訂及增補)
「本集團」	指	本公司及其附屬公司的統稱

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢　閣下的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下新世界發展有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或經手買賣或轉讓的銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



新世界發展有限公司
New World Development Company Limited
(於香港註冊成立的有限公司)

(股份代號：0017)

須予披露交易

出售 Asia Container Terminals Holdings Limited 的31.4%權益及其所欠貸款 及出售健營有限公司的全部已發行股本

二零零五年三月二十一日